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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR

                 For Period Ended: December 31, 1999

                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:

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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant
CELLNET DATA SYSTEMS, INC.
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Former Name if Applicable
NOT APPLICABLE
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Address of Principal Executive Office (Street and Number)
125 SHOREWAY ROAD
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City, State and Zip Code
SAN CARLOS, CALIFORNIA 94070
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PART II -- RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/  /        will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.
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PART III -- NARRATIVE
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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant is unable to file Form 10-K for its fiscal year ended December 31, 1999 for the following reasons:

BANKRUPTCY FILING

         As previously reported, on February 4, 2000, CellNet Data Systems, Inc. ("CellNet"), together with its subsidiaries (collectively, the "Debtors"), filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code, 11 U.S.C. Section 101 et seq. (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") -- IN RE CELLNET DATA SYSTEMS, INC., ET AL., DEBTORS, Chapter 11, Case No. 00-00844
(PJW). The directors and officers of the Debtors are expected to remain in possession


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during the proceedings, subject to the supervision and orders of the Court.
(See CellNet's Report on Form 8-K dated and filed on February 7, 2000.)

         Debtors filed their petitions pursuant to a proposal letter (the "Proposal Letter") and an attached summary of terms of an agreement (the "Summary of Terms") with Schlumberger Limited ("Schlumberger") pursuant to which Schlumberger, or an entity designated by it, would acquire all or substantially all of the assets and business operations of the Debtors and certain specified liabilities related thereto. On March 3, 2000, Schlumberger Resource Management Services, Inc. (as "Purchaser") and Schlumberger Technology Corporation (its parent company), each affiliates of Schlumberger, entered into an Asset Purchase Agreement (the "Asset Purchase Agreement") dated as of March 1, 2000 with certain of the Debtors including CellNet (as "Sellers"). The Asset Purchase Agreement contains the definitive terms under which the Purchaser would acquire from the Sellers all or substantially all of the assets and business operations of the Debtors and certain specified liabilities related thereto.

         Copies of the Proposal Letter and Summary of Terms are attached to CellNet's Report on Form 8-K dated and filed on February 7, 2000, under Item 7
(c). Copies of the Asset Purchase Agreement and a First Amendment to Asset Purchase Agreement, without schedules and exhibits, are attached to CellNet's Report on Form 8-K dated on March 10, 2000 and filed on March 13, 2000, under
Item 7 (c). Complete copies of each of the above documents have been filed with the Bankruptcy Court.

BANKRUPTCY PROCEEDINGS

         The purchase under the Asset Purchase Agreement is subject to the receipt of higher or better offers for the assets to be acquired by the Purchaser or to the receipt of greater value in connection with a proposal for a plan of reorganization or a recapitalization of the Debtors. On March 7, 2000, the Bankruptcy Court entered an "ORDER (A) APPROVING (I) BIDDING PROCEDURES, INCLUDING WITHOUT LIMITATION BREAK-UP FEE PROVISIONS, PURSUANT TO 11 U.S.C. SECTIONS 105, 363, 503 AND 507 AND (II) FORM AND MANNER OF NOTICE OF AUCTION AND SALE HEARING, AND (B) SCHEDULING A HEARING TO CONSIDER APPROVAL OF SALE OF ALL OR SUBSTANTIALLY ALL THE DEBTORS' ASSETS" (the "Sale Order").

         Persons who desire to submit a bid on the Debtors' assets or to submit a proposal for a plan of reorganization or a recapitalization of the Debtors have until 2:00 PM (EST) on April 12, 2000 to do so. Any such bids must be submitted by "Qualified Bidders" (as defined in the Sales Order) in order to be considered. If the Debtors receive any "Qualified Bids" (as defined in the Sales Order) from Qualified Bidders prior to the Bid Deadline, an auction will be held in New York, New York on April 14, 2000, beginning at 10:00 AM (EST) or such later time or different place as the Debtors shall notify all Qualified Bidders. The first competing bid must exceed the transaction value under the Asset Purchase Agreement by not less than $7.5 million in order to be a Qualified Bid. Subsequent competing Qualified Bids must be in higher increments of $2.5 million.

         If the Debtors do not receive any Qualified Bids, the Debtors will so advise the Bankruptcy Court and proceed with the sale to the Purchaser under the Asset Purchase


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Agreement. A Bankruptcy Court hearing is scheduled for April 19, 2000 to consider approval of the sale of all or substantially all of the Debtors' assets either to the Purchaser or to a Qualified Bidder submitting a higher or better offer or a plan of greater value.

CONTINUATION AS A GOING CONCERN

         In the absence of adequate long-term financing, CellNet will be unable to continue as a going concern. At September 30, 1999, CellNet had cash, cash equivalents and short-term equivalents on hand of approximately $18.3 million.

         On October 27, 1999, CellNet announced that it had been unsuccessful so far in its efforts to raise additional capital necessary to fund the continued growth and operation of its business and that it was becoming evident that restructuring of its balance sheet was likely to be necessary to attract long-term capital. (See CellNet's Report on Form 8-K dated and filed on October 27, 1999.)

         On November 9, 1999, CellNet sold $10 million of its 15% Senior Secured Notes due November 30, 1999 (the "Secured Notes") to certain holders of its 14% Senior Discount Notes due October 1, 2007 (the "Discount Notes") in order to enable the Company to meet its short-term cash requirements for the month of November as it continued its search for permanent financing. (See CellNet's Report on Form 10-Q dated and filed on November 15, 1999.)

         On December 3, 1999, CellNet announced that it had sold an additional $10 million of its Secured Notes due January 7, 2000 to certain holders of its Discount Notes and had extended the maturity of the original series of Secured Notes until January 7, 2000 to serve its immediate short-term cash needs while it continued the ongoing process of restructuring its balance sheet and seeking additional short-term and long-term financing needed to continue to fund its growth and operations. (See CellNet's Report on Form 8-K dated and filed on December 3, 1999.)

         On January 4, 2000, CellNet sold an additional $2.2 million of its Secured Notes due January 7, 2000 to certain holders of its Discount Notes for the same purpose. The holders of the Discount Notes subsequently extended the maturity dates for each of the three series of Secured Notes purchased by them, first until January 30, 2000, and subsequently to facilitate the sale to the Purchaser under the Asset Purchase Agreement.

           By the end of January 2000, CellNet had exhausted its available cash reserves and had been unable to secure any additional short-term or long-term financing required to continue operations, other than the debtor-in-possession financing contemplated under the Schlumberger Proposal Letter. CellNet then determined that the best course of action in the circumstances was to accept the Schlumberger Proposal Letter. (See CellNet's Report on Form 8-K dated and filed on February 7, 2000.) Since the beginning of February 2000, CellNet and the other Debtors have been dependent upon the debtor-in-possession financing provided by the Purchaser for the continuation of business operations.


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PLAN OF LIQUIDATION, REORGANIZATION OR RECAPITALIZATION

         If the purchase under the Asset Purchase Agreement is concluded as expected on or about May 1, 2000, and each of the other Debtors not acquired by the Purchaser (the "Remaining Debtors") intend to file one or more plan(s) of liquidation. CellNet presently estimates that the Remaining Debtors will receive approximately $55 million in proceeds with which to pay administrative expenses and make distributions to unsecured creditors. Although the total amount of unsecured creditor claims have yet to be determined, CellNet estimates that the total amount of such claims as of May 1, 2000 will exceed $400 million. If the Debtors receive and accept as the winning bid a Qualified Bid proposing an asset purchase transaction comparable to the proposed transaction under the Asset Purchase Agreement, the Remaining Debtors also intend to file one or more plan(s) of liquidation. Although the amount of proceeds that might be received under such a bid cannot be estimated at this time, CellNet does not expect that any increase in the total amount of sale proceeds to be received will be sufficient to pay administrative expenses and to discharge all unsecured claims. If the Debtors receive and accept as the winning bid a Qualified Bid proposing a different transaction, the Debtors will proceed with the proposed plan of reorganization or a recapitalization, as the case may be. Notwithstanding any change in the nature of the transaction proposed, CellNet does not expect that there will be available under any such arrangement sufficient funds set aside to pay administrative expenses and to discharge all unsecured claims.

INABILITY TO PREPARE MEANINGFUL FINANCIAL STATEMENTS AND TO PROVIDE RELATED FINANCIAL DATA AND SCHEDULES

         In view of the pending bankruptcy proceedings, uncertainties with respect to any sale of all or substantially all of the assets of the Debtors (including whether or not a purchase will take place as provided under the Asset Purchase Agreement or under another agreement in a different transaction and as to the proceeds to be realized in such a case), and uncertainties with respect to the nature and terms of a possible plan of reorganization or a recapitalization (should either be presented by a Qualified Bidder, accepted by the Debtors, and implemented or concluded), CellNet is, at this point, unable to determine the relevant basis of accounting (historical cost / going concern or liquidation basis) to be applied in presenting its financial statements, whether consolidated or unconsolidated.

         In addition, it is likely that any sale transaction, plan of reorganization, plan of liquidation or recapitalization that is consummated, implemented or concluded will result in the impairment or writedown of the Debtors' non-current assets in amounts that cannot yet be determined. Until the closing of any sale transaction, implementation of a plan of reorganization or liquidation or the conclusion of a recapitalization of the Debtors, CellNet will be unable both to determine the degree of impairment or writedown of such assets or to prepare appropriate footnotes to the financial statements, whether consolidated or unconsolidated, relating to such impairment or writedown.


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MARKET FOR REGISTRANT'S SECURITIES AND MARKET RISK

         CellNet has Common Stock, $0.001 par value per share (the "Common Stock") presently issued and outstanding. The Common Stock was listed for trading on the Nasdaq National Market ("Nasdaq") under the symbol "CNDS" (recently "CNDSQ"). The Nasdaq suspended trading of the Common Stock on February 1, 2000 and delisted the Common Stock effective with the close of business on March 29, 2000. Accordingly, no public market exists for the Common Stock. The Common Stock is not expected to trade again in any public market and is not expected to have any value upon conclusion of the bankruptcy proceedings.

INABILITY TO PRESENT A MEANINGFUL DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         CellNet has kept investors regularly apprised of the nature of its business, the associated risk factors, its financial condition and results of operations, and various current events and circumstances affecting it through the filing of regular Reports on Form 10-K and Form 10-Q, current Reports on Form 8-K, when appropriate, and in connection with other filings made with the Securities and Exchange Commission. Given its present circumstances, CellNet is unable to present a meaningful discussion and analysis (beyond what has already been reported) of its financial condition and results of operations both in general terms and in particular insofar as any forward looking information and expressions of opinion or belief concerning the business are concerned. CellNet expects that there will be a change in control of the business as a result of the bankruptcy proceedings and that its present stockholders will have no continuing ownership interests in the business as a result of their investment in CellNet. CellNet is unlikely to be able to control or influence the future conduct of the business as a result of the bankruptcy proceedings.

DIRECTORS, EXECUTIVE OFFICERS, EXECUTIVE COMPENSATION, SECURITY OWNERSHIP AND CERTAIN RELATIONSHIPS

         CellNet regularly provides the information required by Part III of Form 10-K in its Proxy Statement for its Annual Meeting of Stockholders. CellNet would expect to provide such information for 1999 in its Proxy Statement for its next Annual Meeting of Stockholders in the event such a meeting is called and held and to the extent that such information is then required to be provided to stockholders.

                                                 (ATTACH EXTRA SHEETS IF NEEDED)


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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:
    David L. Perry,
    Vice President &
    Secretary                                (650)             508-6075

                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    See the information provided in PART III above.


             CELLNET DATA SYSTEMS, INC.

                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date  March 31, 2000                         By  /s/ David L. Perry
                                                 ----------------------------
                                                     David L. Perry,
                                                     Vice President &
                                                     Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


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                                  ATTENTION
  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).
                                     ***

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